TSX: MMM NYSE.MKT: MGH FSE: MI5
NEWS RELEASE	November 14, 2013

Minco Gold Discovered a Large Gold Zone at the Yejiaba Project

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE.MKT:MGH/FSE:MI5) is pleased to announce the results of the current phase of exploration conducted on the Company's 100% owned Yejiaba property in Gansu Province, China.

Yejiaba Project - Baimashi North Target

The Company made good progress following up on earlier promising exploration results at the Baimashi North Target (see news release dated August 20, 2013), which was identified early in 2013 through a review of the exploration results of the last few years on the Yejiaba Project.

During 2013, the Company collected 247 rock chip samples, 125 soil samples and 41 stream sediment samples within the Baimashi North Target, which is dominantly northeast trending and is approximately 1,100m long and 400 to 600m wide, an area of about 340,000m2 (please view the property map on the Company’s website), as defined by the distribution of Au values generally greater than 0.1g/t. The mineralized zone is open to the north, northeast, and southwest. Of the 247 rock chip samples collected within this target area, individual gold values range from 0.005 to 47.115g/t and average 1.49g/t, with six samples exceeding 10 g/t Au. The overall grade distribution is summarized in the table below:

Table1. Distribution of gold grades in 247 rock samples collected at Baimashi North Target

Grade Range (ppm Au)	<0.1	0.1 to 0.5	0.5 to 2	2 to 4	4 to 6	6 to 8	>8
% of Total	18	32	33	9.3	3.2	1.6	2.4

“We are excited with the new discoveries. The gold assay results from these samples are encouraging. Credit goes to our experienced field crews for finding this highly prospective gold zone,” commented Ken Cai, President and CEO. “We are also finding that because these samples are dispersed over such a large area, there is significant size potential.”

The Company will continue to advance this target through the rest of the field season this year to define the limits of the gold mineralization after which we will have a more complete understanding of the distribution of gold mineralization at the Baimahsi North Target, and from these results our geologic team can select sites for an upcoming drill program.

Quality assurance / quality control (“QA/QC”) samples were inserted by the Company; due to the quantity of samples this was limited to blanks and duplicates. The Company has also relied on internal QA/QC (blanks and reference materials) supplied by SGS-Tianjin Lab (“SGS”) to ensure accuracy of the results reported. All internal QA/QC supplied by SGS passed examination and the assay certificate was judged to be accurate.

Qualified Person -Thomas Wayne Spilsbury, P.Geo, a consultant to Minco Gold, a qualified person as defined by NI 43-101, has reviewed and approved the scientific and technical content of this news release.

About Minco Gold

Minco Gold Corporation (TSX: MMM / NYSE.MKT: MGH / FSE: MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns a 51% equity interest in the Changkeng Gold Project.

The Company also owns a 100% interest in the Longnan projects with 10 exploration permits, located in Gansu Province, China; as well as 13 million shares (approx. 22.00%) of Minco Silver Corporation. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ellen Wei, CFO of the Company or Jennifer Trevitt, Corporate Secretary of the Company, at 1-888-288-8288 or (604)-688-8002 pr@mincogold.com.

The preceding includes forward looking statements, including plans for the further extension of our exploration program. Actual plans and results of exploration activities may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual plans to differ materially are the Corporation's ability to raise future financing and other risk factors listed from time to time in our SEC reports and our reports filed with Canadian securities regulators. We disclaim any intent to update forward looking information except to the extent required by applicable securities laws.